

Ticker: PETRO
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: BØRSPAUSE
Til: 29.08.2006

28.08.06 08:25 Marked=OB **PETRO OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued regarding the company. Matching halt to end.

SUPPL




06016599


SEC MAIL
PROCESSING
SECTION
RECEIVED
SEP 0 5 2006
203
WASH. D.C.


OSLO BØRS

NewsWeb

Ticker: PETRO

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: FUSJON

Til: 29.08.2006

28.08.06 07:41 Marked=OB **PETRO PROSAFE TO PROPOSE MERGER** fusjon

August 25, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) today announced that it has received from Prosafe ASA (`Prosafe`) an expression of interest to initiate discussions regarding a statutory merger between Petrojarl and Prosafe.

Prior to receiving this, and in line with the announcement made by Petrojarl on August 21, 2006, Petrojarl has informed Prosafe that the Company would see it as positive if any transaction ultimately involving Prosafe would include the creation of a stand-alone, focused FPSO company, which was the basis for the recent separation of Petrojarl from PGS ASA.

Petrojarl has noted that Prosafe`s interest is the merger of Petrojarl into the current, more diversified Prosafe structure. While this, in Petrojarl`s opinion, is not an ideal solution, Petrojarl will open-mindedly consider the industrial arguments for such a combination advocated by Prosafe when these are presented.

Petrojarl sees it as positive that its shareholders will be presented with the opportunity that a merger might represent and consequently urges Prosafe to develop and present such a proposal, including key terms, as soon as possible.

Notwithstanding the proposal from Prosafe, in view of the potential interest in Petrojarl by other parties, the Board of Petrojarl will continue to focus on ensuring that Petrojarl`s shareholders retain all strategic options.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to

operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 48264314


OSLO BØRS
NewsWeb

Ticker: PETRO
Ant meldinger: 5
Fra: 01.01.190C
Meldingstype: FUSJON
Til: 29.08.2006

25.08.06 16:31 Marked=OB **PETRO PROSAFE TO PROPOSE A MERGER** fusjon

Prosafe to propose a merger between Petrojarl ASA and
Prosafe ASA

On 22 August, 2006, Prosafe ASA (Prosafe) acquired approx.
29.7 per cent of the shares in
Petrojarl ASA (Petrojarl). Following this acquisition,
Prosafe has evaluated the situation with
the aim of achieving a good solution for shareholders in
both companies.

Based on positive feedback from discussions with various
stakeholders, Prosafe announces
its intention to propose a merger with Petrojarl. By
combining the two companies, Prosafe
believes a very strong and global player within the growing
floating production industry will be
achieved, combining Prosafe`s current presence and strong
position in non-harsh markets
with Petrojarl`s sophisticated assets and operating skills
in harsh environments.

Prosafe sees substantial synergies in a combined entity, as
well as enhanced shareholder
values from creating a large FPSO company.

Prosafe is the world`s leading owner and operator of semi-
submersible service rigs and a
major owner and operator of floating production and storage
vessels outside the North Sea.
Operating profit reached USD 103.6 million in 2005. The
company operates globally and
employs approx. 700 people, and is headquartered in
Stavanger, Norway. Prosafe is listed
on the Oslo Stock Exchange with ticker code PRS. For more
information, please refer to
www.prosafe.com.

Stavanger, 25 August 2006

For further information please contact:

Arne Austreid +47 900 77 334
President and CEO

Bjørn Henriksen
Exec. Vice President & CFO +47 902 52 480


OSLO BØRS
NewsWeb

Ticker: PETRO
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: BØRSPAUSE
Til: 29.08.2006

25.08.06 16:19 Marked=OB **PETRO OSLO BØRS - MATCHING HALT** børspause

A matching halt has been imposed in anticipation of an announcement regarding the company.


OSLO BØRS
NewsWeb

Ticker: PETRO
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: ANDRE BØRSMELDINGER
Til: 29.08.2006

23.08.06 12:11 Marked=OB **PETRO TEEKAY`S PURCHASE OF PETROJARL SHARES** andre børsmeldinger

---

August 23, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) today announced that it has been informed that Teekay Shipping Corporation (`Teekay`) has acquired 15 percent of the shares outstanding in Petrojarl.

On June 15, 2006, Teekay and Petrojarl announced that they had together formed the Teekay Petrojarl Offshore Joint Venture to pursue growth opportunities within mobile production solutions, with emphasis on FPSO units. The competencies and ambitions of Teekay in relation to the floating production market is therefore well known to Petrojarl.

Petrojarl considers the interest expressed in the Company by Teekay as positive, also in view of the fact that it evidences a higher value of Petrojarl`s assets and operational capabilities.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing

Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 48264314



Ticker: PETRO

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: ANDRE BØRSMELDINGER

Til: 29.08.2006

21.08.06 10:18 Marked=OB **PETRO PROSAFE`S PURCHASE OF PETROJARL SHARES** andre børsmeldinger

---

August 21, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) today announced that it has been informed that Prosafe ASA has acquired a 29,57 percent stake in Petrojarl.

Although Prosafe in connection with the issuance of its press release has been in brief contact with Petrojarl, Petrojarl has no further detailed knowledge of Prosafe`s intentions beyond what is stated in said release.

Notwithstanding the lack of clarity at this stage on the implications for Petrojarl of Prosafe`s initiative, Petrojarl considers the interest expressed in the Company as positive and as evidence of Petrojarl possessing an attractive position in an exciting industry. Petrojarl`s market - Floating Production Storage and Offloading - is currently strong and growing rapidly. The Board and management of Petrojarl believe that this market environment creates substantial long term opportunities for the company, both in respect of organic and non-organic growth.

Although the Board was not considering a sale of Petrojarl prior to Prosafe`s initiative, it feels compelled, in light of Prosafe`s acquisition of shares, to broaden the set of strategic alternatives evaluated by the Board. This could include the solicitation of competing offers that may provide greater shareholder value than what was represented by Prosafe`s current acquisition of shares, while similarly considering whether a more focused transaction with Prosafe could represent a more attractive opportunity for Petrojarl and its shareholders. The Board of Petrojarl would see it as positive if the strong focus on the FPSO market that was achieved in the separation of Petrojarl from PGS ASA could be maintained.

Petrojarl announced on August 20, that it has retained ABG Sundal Collier as its financial advisor to assist in reviewing all options open to the Company.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional

risks and uncertainties as disclosed by the Company in its As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 48264314


OSLO BØRS
NewsWeb

Ticker: PETRO
Ant meldinger: 5
Fra: 01.01.190C
Meldingstype: FLAGGING
Til: 29.08.2006

21.08.06 08:57 Marked=OB **PETRO PROSAFE ACQUIRES 29.57% OF THE SHARES OF PETROJARL ASA** flagging

Prosafe ASA (Prosafe) has today entered into agreements with selected Petrojarl ASA shareholders for the acquisition of 22 178 593 Petrojarl ASA (Petrojarl) shares, representing approx. 29.57 per cent of the shares of Petrojarl.

The acquisition price per Petrojarl share is NOK 50. The acquisition will be settled in cash and partly in approx. 2.1 million new Prosafe shares issued
to selected Petrojarl sellers at a subscription price of NOK 349.5 per Prosafe share.

Prosafe confirms that it is pleased to have been able to acquire a strategic position in Petrojarl ASA. Prosafe believes that Petrojarl with its fleet of four harsh environment FPSOs and an experienced and well reputed organisation is well placed to participate in the future growth within the floating production industry. The acquisition is in line with Prosafe`s intention to grow its position in this business segment. Prosafe is also pleased to welcome selling Petrojarl shareholders as new Prosafe shareholders.

Prosafe is the world`s leading owner and operator of semi-submersible service rigs and a major owner and operator of floating production and storage vessels outside the North Sea. Operating profit reached USD 103.6 million in 2005. The company operates globally and employs approx. 700 people, and is headquartered in Stavanger, Norway. Prosafe is listed on the Oslo Stock Exchange with ticker code PRS. For more information, please refer to www.prosafe.com.

Stavanger, 21 August 2006

For further information please contact:

Arne Austreid, President and CEO
Phone: +47 51 64 25 81 / +47 900 77 334

Bjørn Henriksen, Exec. Vice President and CFO
Exec. Vice President & CFO
Phone: +47 51 64 25 30 / +47 902 52 480


OSLO BØRS
NewsWeb

Ticker: PETRO
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: FLAGGING
Til: 29.08.2006

21.08.06 08:56 Marked=OB **PETRO PROSAFE KJØPER 29,57 % AV AKSJENE I PETROJARL ASA** flagging

Prosafe ASA (Prosafe) has idag inngått avtaler med utvalgte aksjonærer i Petrojarl ASA om kjøp av 22 178 593 aksjer i Petrojarl ASA (Petrojarl), tilsvarende ca. 29,57 % av aksjene i Petrojarl.

Kjøpsprisen per Petrojarl aksje er kr 50. Kjøpet vil bli gjort opp i kontanter og delvis utstedelse av ca. 2,1 mill. nye Prosafe-aksjer til utvalgte Petrojarl-selgere til en tegningspris på kr 349,5 per Prosafe aksje.

Prosafe bekrefter at selskapet er fornøyd med å ha ervervet en strategisk posisjon i Petrojarl ASA. Prosafe tror at Petrojarl med sin flåte av fire FPSO-er for harde værforhold og en erfaren og velansett organisasjon er i en god posisjon til å delta i framtidig vekst innenfor flytende produksjonsindustri. Kjøpet er i tråd med Prosafes satsning på å øke sin sin tilstedeværelse i dette forretningsområdet. Prosafe er også glad for å ønske selgende Petrojarl-aksjonærer velkommen som nye Prosafe-aksjonærer

Prosafe er verdens ledende eier og operatør av halvt-nedsenkbare servicerigger og en ledende eier og operatør av flytende produksjons- og lagringsfartøyer utenfor Nordsjøen. Selskapet hadde i 2005 et driftsresultat på USD 103,6 millioner. Prosafe har operasjoner over hele verden og sysselsetter ca. 700 personer. Hovedkontoret er lokalisert i Stavanger. Prosafe er notert på Oslo Børs` hovedliste med ticker-kode PRS. Ytterligere informasjon om selskapet er tilgjengelig på www.prosafe.com.

Stavanger, 21. august 2006

For ytterligere informasjon, vennligst kontakt:

Arne Austreid, Konsernsjef
Tel. +47 51 64 25 81 / +47 900 77 334

Bjørn Henriksen, Finansdirektør
Tel. +47 51 64 25 30 / +47 902 52 480


OSLO BØRS

NewsWeb Ticker: PETRO Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: ANDRE BØRSMELDINGER Til: 29.08.2006

21.08.06 08:03 Marked=OB **PETRO UNSOLICITED OFFER FOR PETROJARL SHARES** andre børsmeldinger

---

August 20, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) today announced that its Board and management have reason to believe that an industrial buyer is attempting to acquire an ownership stake of between 25 and 40 percent in the company.

The Board of Petrojarl has not been approached in relation to the above unsolicited initiative and is not aware of the detailed terms of any potential offer. Petrojarl has retained ABG Sundal Collier as its financial advisor to assist in reviewing all options open to the company.

Petrojarl`s market - Floating Production Storage and Offloading - is currently strong and growing rapidly. The Board and management of Petrojarl believe that this market environment creates substantial long term opportunities for the company, both in respect of organic and non-organic growth.

The Board would like to generally caution that the acceptance by a significant number of Petrojarl shareholders of any potential offer may influence the extent to which alternative options may be developed.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The

headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166